KRAMER LEVIN NAFTALIS & FRANKEL LLP

TERRENCE L. SHEN PARTNER
PHONE 212-715-7819
FAX 212-715-8000
TSHEN@KRAMERLEVIN.COM

November 12, 2014

CONFIDENTIAL SUBMISSION

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:                             General Maritime Corporation

Ladies and Gentlemen:

On behalf of our client General Maritime Corporation (the “Company”), a Marshall Islands corporation, we are submitting via EDGAR a draft registration statement on Form S-1 (the “Draft Registration Statement”) for confidential nonpublic review by the staff of the Securities and Exchange Commission pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”).  The Draft Registration Statement relates to the initial public offering of the Company’s common stock, par value $0.01 per share.

The Company is a leading provider of international seaborne crude oil transportation services, with a fleet of 32 double-hulled vessels, including seven newbuildings.  The Company is headquartered in New York, New York and employs its fleet worldwide.

On behalf of the Company, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act, because its total gross revenues for the year ended December 31, 2013, its most recently completed fiscal year, were less than $1 billion.  We note that this information is disclosed in the Company’s income statement included in the Draft Registration Statement on page F-4.  In addition, on behalf of the Company, we confirm to you that as of the date of this letter, none of the disqualifying conditions set forth in Section 2(a)(19) of the Securities Act have occurred.

1177 AVENUE OF THE AMERICAS  NEW YORK NY 10036-2714  PHONE 212.715.9100  FAX 212.715.8000

990 MARSH ROAD  MENLO PARK CA 94025-1949  PHONE 650.752.1700  FAX 650.752.1800

47 AVENUE HOCHE  75008 PARIS FRANCE  PHONE (33-1) 44 09 46 00  FAX (33-1) 44 09 46 01

WWW.KRAMERLEVIN.COM

If you have any questions or comments regarding this confidential submission, please contact the undersigned at (212) 715-7819 or Thomas E. Molner of our office at (212) 715-9429.

Sincerely,

/s/ Terrence L. Shen
Terrence L. Shen